SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March, 2007	Commission File Number: 0-27400

CINRAM INTERNATIONAL
INCOME FUND

(Formerly Cinram International Inc.)
(Name of Registrant)

255 MARKHAM ROAD
SCARBOROUGH, ONTARIO
CANADA M1B 2W3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): -----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant inconnection with Rule 12g3-2(b): N/A

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CINRAM INTERNATIONAL INCOME FUND (FORMERLY CINRAM INTERNATIONAL INC.)

Date: March 30, 2007	By:	/s/ Lewis Ritchie
Name: Lewis Ritchie
Title: Executive Vice-President Finance and Administration, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amended First Quarter Report for the period ended March 31, 2006